

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2020

Fabian Souza
Senior Vice President and Corporate Controller
EXELON CORP
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

> **Re: EXELON CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 11, 2020**
> **File No. 001-16169**

Dear Mr. Souza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
FERC Order on the PJM MOPR, page 66

1.   You disclose that if Generation's state-supported nuclear plants in PJM or NYISO are subjected to the Minimum Offer Price Rule (MOPR) without compensation under an Fixed Resource Requirement (FRR) or similar program, it could have a material adverse impact on Exelon's and Generation's financial statements. In this regard, please tell us what consideration you gave to quantifying the expected impact of this known uncertainty on your future results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Critical Accounting Policies
Depreciable Lives of Property, Plant and Equipment (All Registrants), page 78

2.   We note from your disclosure on page 267 that you recorded significant charges to earnings associated with accelerated depreciation due to early nuclear plant retirements over the last three fiscal years. We also note your disclosure in footnote 6 regarding the economic challenges faced by your nuclear generating stations and the resulting potential for early retirement of the Dresden, Byron, and Braidwood nuclear plants in Illinois. We also note that you have recorded charges to earnings over the last three fiscal years associated with early nuclear plant retirements. Please tell us your consideration of providing additional disclosures in your critical accounting policies that allows for an assessment of the probability, magnitude and timing of future material charges associated with accelerated deprecation or early retirement or shutdown of the Dresden, Byron and Braidwood units, the net book value and revenues of the business units along with a description of the specific events and/or changes in circumstances that could reasonably be expected to result in accelerated deprecation or early retirement or shutdown. Lastly, please address how the early retirement of these units would necessitate any incremental charges associated with their asset retirement obligations.   Refer to Section V of SEC Release 33-8350 and Item 303(a)(3)(ii), which requires a description of a known uncertainty that will have a material impact on income from continuing operations.

Results of Operations by Registrant, page 84

3.   We note your presentation of the non-GAAP measure revenues net of purchased power and fuel expense. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measures to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

Item 8. Financial Statements and Supplementary Data
Note 18 — Commitments and Contingencies
Asbestos Personal Injury Claims (Exelon and Generation), page 346

4.   We note your disclosure that it is reasonably possible that additional exposure to estimated future asbestos-related bodily injury claims in excess of the amount accrued could have a material, unfavorable impact on Exelon's and Generation's financial statements. If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, either disclose the estimated additional loss, or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Fabian Souza
EXELON CORP
March 6, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation